NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES CANADA REPORTS

FOURTH QUARTER AND FULL-YEAR 2011 RESULTS

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Trust to Change Name to ‘Brookfield Canada Office Properties’

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, February 14, 2012 – Brookfield Office Properties Canada (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the year ended December 31, 2011 was $355.4 million or $3.81 per unit, compared with $329.0 million or $3.53 per unit in 2010. Net income for the three months ended December 31, 2011 was $216.9 million or $2.33 per unit, compared to $234.4 million or $2.51 per unit during the same period in 2010.

Funds from operations (“FFO”) for the year ended December 31, 2011 was $127.0 million or $1.36 per unit, compared to $119.2 million or $1.28 per unit in 2010. FFO for the three months ended December 31, 2011, was $33.1 million or $0.36 per unit, compared with $27.0 million or $0.29 per unit during the same period in 2010. Adjusted funds from operations (“AFFO”) was $95.4 million ($1.02 per unit) for the year ended December 31, 2011, compared to $82.3 million ($0.88 per unit) in 2010. AFFO was $25.5 million or $0.27 per unit for the three months ended December 31, 2011, compared to $18.5 million or $0.20 per unit during the same period in 2010.

Commercial property net operating income for the year ended December 31, 2011 was $234.6 million, compared with $219.5 million in 2010. Commercial property net operating income for the three months ended December 31, 2011 was $62.3 million, compared with $52.7 million during the same period in 2010.

NAME CHANGE

The Trust also announced today plans to officially change its name to “Brookfield Canada Office Properties.” The reasoning behind the change is to limit confusion with the parent company (Brookfield Office Properties Inc.) and to further emphasize the Trust’s purely Canada-focused operating strategy. The name change is currently in the process of obtaining regulatory approval and should take effect later this month.

HIGHLIGHTS OF THE FOURTH QUARTER

Continuing its pro-active leasing strategy in the fourth quarter of 2011, Brookfield Office Properties Canada leased 454,000 square feet of space during the quarter. The significant leasing efforts during the quarter brought the Trust’s full-year leasing total to 2.9 million square feet.

The Trust’s occupancy rate finished the year at 96.2%. On a same-property basis, excluding the acquisition of the Canadian Office Fund assets, occupancy increased to 97.7%, up 60 basis points from year-end 2010. This rate compares favourably with the Canadian national average of 92.7%.

Leasing highlights include:

Toronto – 402,000 square feet

•	Osler, Hoskin & Harcourt: 191,000-square-foot renewal at First Canadian Place
•	MCW Consultants Ltd.: 35,000-square-foot new lease at Queen’s Quay Terminal
•	Spectrum Health Care Inc.: 14,000-square-foot renewal and expansion at Hudson’s Bay Centre

Calgary – 41,000 square feet

•	Enbridge Inc.: 11,000-square-foot new lease at Fifth Avenue Place

Acquired a 25% interest in nine Canadian office assets from parent company Brookfield Office Properties Inc. (NYSE, TSX: BPO) on December 1, 2011. The nine properties encompass 6.5 million square feet in Toronto and Ottawa and have a total asset value of $362 million. The Trust funded the transaction through $222 million of existing liquidity and the remainder through the assumption of debt.

Executed new financing on Bay Adelaide Centre West Tower for $405 million. The financing holds a 10-year term at a fixed rate of 4.426%. The new loan was used to repay the existing construction financing of $405 million.

Upsized revolving corporate credit facility by $75 million to $200 million, subsequent to quarter-end.

The Trust’s units began trading on the New York Stock Exchange on January 9, 2012 under the stock symbol BOXC.

OUTLOOK

"Acquiring interests in the nine assets of the Canadian Office Fund was an important milestone for BOX, bringing the Trust a new market (Ottawa), and one of the finest office buildings in the country in First Canadian Place," said Jan Sucharda, president and chief executive officer of Brookfield Office Properties Canada. “Strong real estate fundamentals in our core markets have us optimistic for a prosperous 2012 operating under our new name, ‘Brookfield Canada Office Properties.’”

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Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined as net income prior to extraordinary items, one-time transaction costs, valuation adjustments, and certain other non-cash items if any. AFFO is defined as FFO net of normalized second generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution Declaration

The Board of Trustees of Brookfield Office Properties Canada announced a distribution of $0.09 per trust unit payable on March 15, 2012 to holders of trust units of record at the close of business on February 29, 2012.

Forward-Looking Statements

This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risk Factors” and in the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldofficepropertiescanada.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Office Properties Canada

Brookfield Office Properties Canada is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldofficepropertiescanada.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	Dec. 31, 2011	Dec. 31, 2010

Assets
Investment properties	$4,637.9	$3,965.0
Tenant and other receivables	17.5	15.4
Other assets	7.2	6.4
Cash and cash equivalents	35.5	20.4
	$4,698.1	$4,007.2

Liabilities
Commercial property debt	$1,980.3	$1,591.8
Accounts payable and other liabilities	106.9	70.5

Equity
Unitholders’ equity	718.8	644.1
Non-controlling interest(1)	1,892.1	1,700.8
	$4,698.1	$4,007.2

(1)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended		Year ended
	12/31/11	12/31/10	12/31/11	12/31/10(1)
Commercial property operations
Revenue	$119.4	$109.4	$445.4	$426.4
Operating expenses	57.1	56.7	210.8	206.9
	62.3	52.7	234.6	219.5
Investment and other income	0.7	—	1.3	1.0
	63.0	52.7	235.9	220.5
Expenses
Interest	24.7	22.0	91.9	86.2
General and administrative	5.2	3.7	17.0	15.1
Transaction costs	0.9	—	0.9	4.9
Income before fair value gains	32.2	27.0	126.1	114.3
Fair value gains	184.7	207.4	229.3	214.7
Net income and comprehensive income	$216.9	$234.4	$355.4	$329.0
Net income and comprehensive income attributable to:
Unitholders	$60.7	$56.0	$99.5	$73.4
Non-controlling interest	156.2	178.4	255.9	255.6
	$216.9	$234.4	$355.4	$329.0
Weighted average Trust units outstanding	26.1	22.3	26.1	20.8
Net income per Trust unit	$2.33	$2.51	$3.81	$3.53

(1)Prior year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended		Year ended
	12/31/11	12/31/10	12/31/11	12/31/10(1)
Net income	$216.9	$234.4	$355.4	$329.0
Add (deduct):
Fair value gains	(184.7)	(207.4)	(229.3)	(214.7)
Transaction costs	0.9	—	0.9	4.9
Funds from operations	$33.1	$27.0	$127.0	$119.2
Funds from operations – unitholders	9.3	6.5	35.6	26.6
Funds from operations – non-controlling interest	23.8	20.5	91.4	92.6
	$33.1	$27.0	$127.0	$119.2
Weighted average Trust units outstanding	26.1	22.3	26.1	20.8
Funds from operations per Trust unit	$0.36	$0.29	$1.36	$1.28

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended		Year ended
	12/31/11	12/31/10	12/31/11	12/31/10(1)
Funds from operations	$33.1	$27.0	$127.0	$119.2
Add (deduct):
Straight-line rental income	(2.9)	(4.2)	(12.8)	(19.7)
Normalized 2nd generation leasing commissions and tenant improvements(2)	(3.8)	(3.5)	(15.2)	(14.0)
Normalized sustaining capital expenditures(2)	(0.9)	(0.8)	(3.6)	(3.2)
Adjusted funds from operations	$25.5	$18.5	$95.4	$82.3
Adjusted funds from operations – unitholders	7.1	4.4	26.7	18.3
Adjusted funds from operations – non-controlling interest	18.4	14.1	68.7	64.0
	$25.5	$18.5	$95.4	$82.3
Weighted average Trust units outstanding	26.1	22.3	26.1	20.8
Adjusted funds from operations per Trust unit	$0.27	$0.20	$1.02	$0.88

(1)Prior year financial results are presented on a continuity-of-interest basis in which results prior to the closing of the REIT transaction represent a carve-out from the consolidated financial statements of BPO Properties Ltd., combined with the acquired interest in Brookfield Place. Prior year results may not necessarily be reflective of the results had the Trust been a stand-alone entity during the years presented.

(2) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.